SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NATIONAL FINANCIAL PARTNERS CORP.

(Name of Subject Company (Issuer))

NATIONAL FINANCIAL PARTNERS CORP.

(Names of Filing Persons (Issuer))

National Financial Partners Corp. 0.75% Convertible Senior Notes due 2012

(Title of Class of Securities)

63607P AA7

(CUSIP Numbers of Class of Securities)

Stancil E. Barton, Esq.

Executive Vice President and General Counsel

National Financial Partners Corp.

340 Madison Avenue, 20th Floor

New York, New York 10173

Telephone: (212) 301-4000

Facsimile: (212) 301-4001

Copy to:

Phyllis G. Korff, Esq.

Richard B. Aftanas, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$230,000,000.00	$16,399.00

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $230,000,000.00. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by National Financial Partners Corp., a Delaware corporation (“NFP”). This Schedule TO relates to the offer by NFP to purchase for cash any and all of NFP’s 0.75% Convertible Senior Notes due 2012 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, collectively, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). The Offer is being made for up to $230,000,000 aggregate principal amount of the Notes.

The Notes were issued by NFP pursuant to an Indenture, dated as of January 16, 2007, between NFP and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of January 22, 2007, between NFP and the Trustee.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive office are as follows:

National Financial Partners Corp.

340 Madison Avenue, 20th Floor

New York, New York 10173

Telephone: (212) 301-4000

(b) Securities. The subject class of securities is NFP’s 0.75% Convertible Senior Notes due 2012. As of the date hereof, $230,000,000 aggregate principal amount of the Notes was outstanding. The information set forth in the section of the Offer to Purchase entitled “Description of the Notes” is incorporated herein by reference.

(c) Trading Market and Price. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there is no established public reporting system or trading market in the Notes. Certain institutions and securities dealers may provide quotations for and engage in transactions in the Notes. The Company’s common stock into which the Notes are convertible trades on the New York Stock Exchange under the symbol “NFP.” The information set forth in the section of the Offer to Purchase entitled “Certain Market Information Concerning the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address. The Offer is an issuer tender offer made by NFP. The business address and telephone number of NFP are set forth under Item 2(a) above.

The names of the executive officers and directors of NFP who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o National Financial Partners Corp., 340 Madison Avenue, 20th Floor, New York, New York 10173 and the telephone number for each such person is (212) 301-4000.

Name	Position
Jessica M. Bibliowicz	Chairman, President and Chief Executive Officer
Stancil E. Barton	Executive Vice President and General Counsel
Donna J. Blank	Executive Vice President and Chief Financial Officer
James R. Gelder	CEO of NFP Insurance Services, Inc. and President of NFP’s Individual Client Group

Michael N. Goldman	Executive Vice President, Mergers and Acquisitions
Douglas W. Hammond	Executive Vice President and Chief Operating Officer
Edward O’Malley	President of NFP’s Corporate Client Group
James L. Poer	President of NFP Securities, Inc.
Stephanie W. Abramson	Director
Arthur S. Ainsberg	Director
R. Bruce Callahan	Director
John A. Elliott	Director
J. Barry Griswell	Director
Shari Loessberg	Director
Kenneth C. Mlekush	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers. The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Purpose of the Offer,” “Sources and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(2) Merger or Similar Transactions. Not applicable.

(b) Purchases. To the best of NFP’s knowledge, no Notes are owned by, and the Notes will not be purchased from, any officer, director or other affiliate of NFP.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase entitled “Description of the Notes” and the documents and information set forth under the caption “Incorporation of Certain Information by Reference” in the Offer to Purchase are incorporated herein by reference. NFP is a party to the following agreements, arrangements or understandings that involve the Notes:

•

Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2007).

•

First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed with the SEC on January 25, 2007).

NFP also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are as follows:

1.	Form of Second Amended and Restated Stockholders Agreement, dated as of February 13, 2004, among National Financial Partners Corp., Apollo Investment Fund IV, LP and each of the stockholders party thereto (incorporated by reference to Exhibit 4.2 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described in NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

2.	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.3 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described in NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

3.	Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 22, 2007).

4.	First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 25, 2007).

5.	Confirmation regarding convertible bond hedge transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

6.	Confirmation regarding issuer warrant transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2a to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

7.	Amendment to the Confirmation regarding issuer warrant transaction, dated January 18, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2b to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

8.	Credit Agreement, dated as of August 22, 2006, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on August 22, 2006).

9.	Amendment to Credit Agreement, dated as of January 16, 2007, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on January 19, 2007).

10.	Second Amendment to Credit Agreement, dated as of December 9, 2008, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on December 10, 2008).

11.	Third Amendment to Credit Agreement, dated as of May 6, 2009, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on May 11, 2009).

12.	Fourth Amendment to Credit Agreement, dated as of June 9, 2010, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on June 9, 2010).

13.	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

14.	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.6 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

15.	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

16.	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.14 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

17.	National Financial Partners Corp. Amended and Restated 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

18.	Form of Notice of Grant of Restricted Stock Units under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16a to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

19.	Form of Restricted Stock Unit Agreement under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16b to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

20.	National Financial Partners Corp. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to NFP’s Registration Statement on Form S-8, filed on December 13, 2006; described in NFP’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 22, 2007).

21.	Amended and Restated National Financial Partners Corp. Deferred Compensation Plan for Employees of National Financial Partners, NFP Securities, Inc. and NFP Insurance Services, Inc. (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on March 27, 2009).

22.	National Financial Partners Corp. 2009 Stock Incentive Plan (incorporated by reference to Appendix B to NFP’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2009).

23.	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Employees of National Financial Partners Corp. (incorporated by reference to Exhibit 10.25 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

24.	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Directors of National Financial Partners Corp. (incorporated by reference to Exhibit 10.26 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

25.	Employment Agreement, amended and restated as of February 15, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

26.	Amendment and Waiver, dated as of November 16, 2006, by National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on November 20, 2006).

27.	Letter Agreement, dated December 10, 2009, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.21c to NFP’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010).

28.	Notice of Grant of Restricted Stock Units to Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

29.	Restricted Stock Unit Agreement, dated as of February 16, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

30.	Letter Agreement, dated August 4, 2008, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed on August 7, 2008).

31.	Employment Inducement Restricted Stock Unit Agreement, dated April 17, 2009, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 11, 2009).

32.	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Douglas Hammond, dated May 4, 2007 (incorporated by reference to Exhibit 10.5 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007).

33.	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of Michael Goldman, dated June 26, 2007 (incorporated by reference to Exhibit 10.18 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

34.	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of James Gelder, dated July 1, 2007 (incorporated by reference to Exhibit 10.19 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

For a description of the material terms of these plans and agreements, see NFP’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 12, 2010, NFP’s Proxy Statement for its 2010 Annual Meeting of Stockholders filed with the SEC on April 16, 2010 or the exhibits to the filings incorporated by reference above.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer” and “Sources and Amount of Funds” is incorporated herein by reference.

(b) Use of Securities Acquired. NFP will deliver the Notes purchased by NFP in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.

(c) Plans.

(1)	None.

(2)	None.

(3)	The information set forth in the sections of the Offer to Purchase entitled “Summary” and “Sources and Amount of Funds” is incorporated herein by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Offer to Purchase entitled “Sources and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Offer to Purchase entitled “Summary” and “Terms of the Offer—Conditions to the Offer” is incorporated herein by reference. NFP does not have any alternative financing plans or arrangements in the event the source of funds discussed in Item 7(a) above is not consummated.

(d) Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Sources and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best of NFP’s knowledge, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially own any of the Notes.

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “Dealer Managers; Tender Agent; Information Agent” is incorporated herein by reference. None of NFP or its board of directors or employees, the dealer managers, the tender agent or the information agent for the Offer or the Trustee is making any representation or recommendation to any holder of Notes as to whether or not to tender its Notes.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in (i) Part 2, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 12, 2010, (ii) Part 1, Item 1 of, and Exhibit 12.1 to, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 10, 2010 and (iii) the section of the Offer to Purchase entitled “Certain Market Information Concerning the Notes” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	NFP is required to comply with federal and state securities laws and tender offer rules.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. The information contained in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 9, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)(A)	Press Release, dated June 9, 2010, announcing NFP’s launch of the tender offer.

(a)(5)(B)	Press Release, dated June 9, 2010, announcing NFP’s offering of senior notes.

(b)	Not applicable.

(d)(1)	Form of Second Amended and Restated Stockholders Agreement, dated as of February 13, 2004, among National Financial Partners Corp., Apollo Investment Fund IV, LP and each of the stockholders party thereto (incorporated by reference to Exhibit 4.2 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described on NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

(d)(2)	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.3 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described on NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

(d)(3)	Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(4)	First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 25, 2007).

(d)(5)	Confirmation regarding convertible bond hedge transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(6)	Confirmation regarding issuer warrant transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2a to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(7)	Amendment to the Confirmation regarding issuer warrant transaction, dated January 18, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2b to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(8)	Credit Agreement, dated as of August 22, 2006, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on August 22, 2006).

(d)(9)	Amendment to Credit Agreement, dated as of January 16, 2007, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on January 19, 2007).

(d)(10)	Second Amendment to Credit Agreement, dated as of December 9, 2008, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on December 10, 2008).

(d)(11)	Third Amendment to Credit Agreement, dated as of May 6, 2009, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on May 11, 2009).

(d)(12)	Fourth Amendment to Credit Agreement, dated as of June 9, 2010, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on June 9, 2010).

(d)(13)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(14)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.6 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(15)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(16)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.14 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(17)	National Financial Partners Corp. Amended and Restated 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(18)	Form of Notice of Grant of Restricted Stock Units under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16a to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(19)	Form of Restricted Stock Unit Agreement under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16b to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(20)	National Financial Partners Corp. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to NFP’s Registration Statement on Form S-8, filed on December 13, 2006; described in NFP’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 22, 2007).

(d)(21)	Amended and Restated National Financial Partners Corp. Deferred Compensation Plan for Employees of National Financial Partners, NFP Securities, Inc. and NFP Insurance Services, Inc. (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on March 27, 2009).

(d)(22)	National Financial Partners Corp. 2009 Stock Incentive Plan (incorporated by reference to Appendix B to NFP’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2009).

(d)(23)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Employees of National Financial Partners Corp. (incorporated by reference to Exhibit 10.25 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(24)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Directors of National Financial Partners Corp. (incorporated by reference to Exhibit 10.26 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(25)	Employment Agreement, amended and restated as of February 15, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(26)	Amendment and Waiver, dated as of November 16, 2006, by National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on November 20, 2006).

(d)(27)	Letter Agreement, dated December 10, 2009, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.21c to NFP’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010).

(d)(28)	Notice of Grant of Restricted Stock Units to Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(29)	Restricted Stock Unit Agreement, dated as of February 16, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(30)	Letter Agreement, dated August 4, 2008, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed on August 7, 2008).

(d)(31)	Employment Inducement Restricted Stock Unit Agreement, dated April 17, 2009, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 11, 2009).

(d)(32)	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Douglas Hammond, dated May 4, 2007 (incorporated by reference to Exhibit 10.5 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007).

(d)(33)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of Michael Goldman, dated June 26, 2007 (incorporated by reference to Exhibit 10.18 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(d)(34)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of James Gelder, dated July 1, 2007 (incorporated by reference to Exhibit 10.19 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL FINANCIAL PARTNERS CORP.

By:	/S/ DONNA J. BLANK
Name:	Donna J. Blank
Title:	Executive Vice President and Chief Financial Officer

Dated: June 9, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 9, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press Release, dated June 9, 2010, announcing NFP’s launch of the tender offer.

(a)(5)(B)*	Press Release, dated June 9, 2010, announcing NFP’s offering of senior notes.

(b)	Not applicable.

(d)(1)	Form of Second Amended and Restated Stockholders Agreement, dated as of February 13, 2004, among National Financial Partners Corp., Apollo Investment Fund IV, LP and each of the stockholders party thereto (incorporated by reference to Exhibit 4.2 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described in NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

(d)(2)	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.3 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004; described in NFP’s Registration Statement on Form S-3, filed on August 21, 2009).

(d)(3)	Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(4)	First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to NFP’s Current Report on Form 8-K, filed on January 25, 2007).

(d)(5)	Confirmation regarding convertible bond hedge transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(6)	Confirmation regarding issuer warrant transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2a to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(7)	Amendment to the Confirmation regarding issuer warrant transaction, dated January 18, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2b to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007; described in NFP’s Current Report on Form 8-K, filed on January 22, 2007).

(d)(8)	Credit Agreement, dated as of August 22, 2006, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on August 22, 2006).

(d)(9)	Amendment to Credit Agreement, dated as of January 16, 2007, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on January 19, 2007).

(d)(10)	Second Amendment to Credit Agreement, dated as of December 9, 2008, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on December 10, 2008).

(d)(11)	Third Amendment to Credit Agreement, dated as of May 6, 2009, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on May 11, 2009).

(d)(12)	Fourth Amendment to Credit Agreement, dated as of June 9, 2010, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on June 9, 2010).

(d)(13)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(14)	National Financial Partners Corp. Amended and Restated 2002 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.6 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(15)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(16)	National Financial Partners Corp. Amended and Restated 2000 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.14 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(17)	National Financial Partners Corp. Amended and Restated 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(18)	Form of Notice of Grant of Restricted Stock Units under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16a to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(19)	Form of Restricted Stock Unit Agreement under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16b to NFP’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

(d)(20)	National Financial Partners Corp. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to NFP’s Registration Statement on Form S-8, filed on December 13, 2006; described in NFP’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 22, 2007).

(d)(21)	Amended and Restated National Financial Partners Corp. Deferred Compensation Plan for Employees of National Financial Partners, NFP Securities, Inc. and NFP Insurance Services, Inc. (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on March 27, 2009).

(d)(22)	National Financial Partners Corp. 2009 Stock Incentive Plan (incorporated by reference to Appendix B to NFP’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2009).

(d)(23)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Employees of National Financial Partners Corp. (incorporated by reference to Exhibit 10.25 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(24)	Form of Notice of Grant of Restricted Stock Units under 2009 Stock Incentive Plan and Additional Terms and Conditions of Restricted Stock Unit Grant for Directors of National Financial Partners Corp. (incorporated by reference to Exhibit 10.26 to NFP’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 4, 2009).

(d)(25)	Employment Agreement, amended and restated as of February 15, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(26)	Amendment and Waiver, dated as of November 16, 2006, by National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to NFP’s Current Report on Form 8-K, filed on November 20, 2006).

(d)(27)	Letter Agreement, dated December 10, 2009, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.21c to NFP’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010).

(d)(28)	Notice of Grant of Restricted Stock Units to Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.2 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(29)	Restricted Stock Unit Agreement, dated as of February 16, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.3 to NFP’s Current Report on Form 8-K, filed on February 18, 2005).

(d)(30)	Letter Agreement, dated August 4, 2008, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed on August 7, 2008).

(d)(31)	Employment Inducement Restricted Stock Unit Agreement, dated April 17, 2009, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 11, 2009).

(d)(32)	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Douglas Hammond, dated May 4, 2007 (incorporated by reference to Exhibit 10.5 to NFP’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007).

(d)(33)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of Michael Goldman, dated June 26, 2007 (incorporated by reference to Exhibit 10.18 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(d)(34)	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of James Gelder, dated July 1, 2007 (incorporated by reference to Exhibit 10.19 to NFP’s Annual Report on Form 10-K for the period ended December 31, 2008, filed on February 13, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.